

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2021

Zhigeng (David) Fu
Chief Executive Officer
GreenVision Acquisition Corp.
One Penn Plaza 36th Floor
New York, NY 10019

   Re: GreenVision Acquisition Corp.
    Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A
    Filed July 16, 2021
    Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A
    Filed July 20, 2021
    File No. 001-39136

Dear Mr. Fu:

  We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2021 letter.

Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A

Helbiz Inc. Consolidated Financial Statements as of March 31, 2021 and for the three months then ended
Notes to Consolidated Financial Statements
16. Subsequent Events, page F-105

1. We have reviewed your response to comment 6 and the revisions made to page 181 of the proxy statement in response to our comment. Please also revise Note 16 to the interim financial statements to explain why you believe the 47,511 additional Class A shares issued to acquire MiMoto should be accounted for as part of the purchase price for the acquisition transaction.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro at 202-551-3273 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Michael A. Goldstein, Esq.